[Letterhead of Sutherland Asbill & Brennan LLP]

June 6, 2007

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Technology Investment Capital Corp.
Registration Statement on Form N-2 filed on April 16, 2007
File No. 333-142154

Dear Mr. Di Stefano:

On behalf of Technology Investment Capital Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated May 31, 2007 regarding the Company’s Registration Statement on Form N-2 (File No. 333-142154), as filed on April 16, 2007 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below and are followed by the Company’s responses. The following responses are accompanied by marked pages indicating proposed edits to the Registration Statement in response to the Staff’s comments.

Cover Page

1.	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

The Company confirms to the Staff that it has submitted a copy of the Registration Statement for review by the NASD, and that subsequent to effectiveness of the Registration Statement, it will submit a copy of any proposed underwriting agreement for review by the NASD prior to the consummation of any offering pursuant thereto. The Company also informs the Staff on a supplemental basis that it has not yet engaged any

Mr. Vincent J. Di Stefano

June 6, 2007

underwriters in connection with any contemplated offerings under the Registration Statement.

2.	Please update the information concerning the Fund’s last reported sales price.

The Company has updated the information concerning its last reported sales price set forth on the cover page of the Prospectus in response to the Staff’s comment.

3.	Please advise the staff how the Fund will file legal opinions and updated financial statements with the prospectus supplements.

The Company believes that the legal opinion to be filed as Exhibit (l) to the Registration Statement, which will address the due authorization and valid issuance of the common stock registered thereby, as well as the fully paid and non-assessable status of such common stock, will comply with the requirements with respect thereto set forth in Item 25.2(l) of Form N-2, and will not require the filing of an updated legal opinion in connection with each “takedown” offering from the Registration Statement. Specifically, the Registration Statement refers only to the issuance and sale of common stock, as opposed to unallocated shelf registration statements where the form of security to be issued is not known as of the date of effectiveness of such registration statement. In addition, the Company confirms that it intends to file a prospectus supplement in connection with each “takedown” offering from the Registration Statement for the purpose of updating the financial statements and other information included in the Registration Statement as of the date of effectiveness.

Fees and Expenses

4.	Please delete the word “none” from where it appears in the fee table and replace it with the numeral zero.

The Company has revised the disclosure contained in the section of the Prospectus entitled “Fees and Expenses” in response to the Staff’s comment.

5.	Please delete the word “estimated” from the line item Total annual expenses.

The Company has revised the disclosure contained in the section of the Prospectus entitled “Fees and Expenses” in response to the Staff’s comment.

6.	Please remove the footnotes located between the fee fable and the example, and relocate them after the example.

The Company has revised the disclosure contained in the section of the Prospectus entitled “Fees and Expenses” in response to the Staff’s comment.

Risk Factors

Mr. Vincent J. Di Stefano

June 6, 2007

Even in the event the value of your investment declines, the management fee and, in certain circumstances, the incentive fee will still be payable.

7.	In this paragraph, delete the word “our” where it precedes the words “incentive fee,” and replace it with the words “the adviser’s.” Also, please revise the last sentence of the paragraph, using plain English to enhance the clarity of the disclosure.

The Company has revised the disclosure contained in the above-referenced risk factor in response to the Staff’s comment.

There are significant potential conflicts of interest, which could impact our investment returns.

8.	Please disclose how the adviser will allocate a limited investment opportunity among its clients. If the adviser does not use an objective method, such as pro rata weighted assets, then disclose the risks attendant with subjective allocation of investment opportunities by the adviser.

The Company has revised the disclosure set forth in the above-referenced risk factor in response to the Staff’s comment. In addition, the Company informs the Staff on a supplemental basis that the Company is currently the sole client of Technology Investment Management, LLC (“TIM”), the Company’s investment adviser. The Company does not currently anticipate that TIM will serve as an investment adviser for additional clients in the foreseeable future.

Portfolio Management–Investment Advisory Agreement–Management Fee

9.	Please disclose here and in the discussion of risks that the realization of deferred loan interest may require the Fund to liquidate assets to pay advisory fees and distributions to shareholders. Also, clarify whether the adviser is required to reimburse the Fund for fees that were based on income accrued on deferred interest obligations where the obligor subsequently defaults.

The Company respectfully refers the Staff to the disclosure set forth in the fourth paragraph of the section of the Prospectus entitled “Portfolio Management–Investment Advisory Agreement–Management Fee.” The Company also respectfully refers the Staff to the corresponding disclosure included in the risk factor entitled “Even in the event the value of your investment declines, the management fee and, in certain circumstances, the incentive fee will still be payable.”

10.	Please include a graphical representation of the income-related portion of the incentive fee.

Mr. Vincent J. Di Stefano

June 6, 2007

The Company has revised the disclosure contained in the section of the Prospectus entitled “Portfolio Management–Investment Advisory Agreement–Management Fee” in response to the Staff’s comment.

11.	Please disclose that the adviser has incentive to shift expenses or revenues, and to sell or not sell assets, depending on what provides the largest incentive fee; i.e., that the adviser may take actions for reasons inconsistent with the best interests of shareholders.

The Company has revised the risk factor entitled “There are significant potential conflicts of interest, which could impact our investment returns” in response to the Staff’s comment.

General

12.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

The Company acknowledges the Staff’s comment.

13.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company informs the Staff on a supplemental basis that it does not currently anticipate submitting any exemptive applications or no-action letter requests in connection with the Registration Statement.

14.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment.

15.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

Mr. Vincent J. Di Stefano

June 6, 2007

16.	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact Steve Boehm at (202) 383-0176 or Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

/s/ Cynthia M. Krus
Cynthia M. Krus